SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

27 April 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 11 ON THE AGENDA:

(To resolve on the suppression of the pre-emptive right of shareholders in the subscription of any issuance of convertible bonds as referred to under item 10 hereof as may be resolved upon by the Board of Directors)

Whereas:

A) The resolution taken by this General Meeting, within the context of item 10 on the agenda on the approval of parameters for the issuance of convertible bonds to be resolved by the Board of Directors;

B) The content of the explanatory report produced by the Board of Directors pursuant to subparagraph c), paragraph 2 of article 366, paragraph 2 of article 367 and article 460 of the Portuguese Companies Code;

We propose that it be resolved:

1) That, bearing in mind that any issuance of convertible bonds as may be resolved by the Board of Directors, whose parameters and implicit share capital increase have been approved within the framework of item 10 on this General Meeting’s agenda, is intended to support the issuance to be made by a wholly owned subsidiary of Portugal Telecom, SGPS, S.A. as provided therein, the shareholders’ pre-emptive right in the subscription for such possible issuance of convertible bonds be suppressed.

2) That, therefore, such possible issuance be intended for subscription in its entirety by a wholly owned subsidiary of Portugal Telecom, SGPS, S.A. that will effect, in the international market, an issuance of securities convertible into or exchangeable for, ordinary shares of Portugal Telecom, SGPS, S.A., in particular the company Portugal Telecom International Finance, B.V., or another company wholly owned, directly or indirectly, by Portugal Telecom, SGPS, S.A., either existing or to be incorporated, or by a financial institution undertaking to place said convertible bonds in connection with the fulfilment of requests for conversion or exchange arising from such issuance.

Lisbon, 21 March 2007

The Board of Directors,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.